EXHIBIT 99.B.

Opinion and Consent of Holly M. Sena, Esq.

[MASSMUTUAL LETTERHEAD APPEARS HERE]

April 25, 2002

Massachusetts Mutual Life Insurance Company
1295 State Street
Springfield, MA 01111

RE:	Re: Post-Effective Amendment No. 4 to Registration Statement 333-41657 filed on Form S-6

Ladies and Gentlemen:

This opinion is furnished in connection with the filing of Post-Effective Amendment No. 4 to Registration Statement 333-41657 under the Securities Act of 1933 for Massachusetts Mutual Life Insurance Company's ("MassMutual") Survivorship Flexible Premium Adjustable Variable Life Insurance Policies (the "Policies"). Massachusetts Mutual Variable Life Separate Account I issues the Policies.

As Counsel for MassMutual, I provide legal advice to MassMutual in connection with the operation of its variable products. In such role I am familiar with the filing for the Policies. In so acting, I have made such examination of the law and examined such records and documents as in my judgment are necessary or appropriate to enable me to render the opinion expressed below. I am of the following opinion:

1	.
MassMutual is a valid and subsisting corporation, organized and operated under the laws of the state of the Commonwealth of Massachusetts and is subject to regulation by the Massachusetts Commissioner of Insurance.

2	.	Massachusetts Mutual Variable Life Separate Account I is a separate account validly established and maintained by MassMutual in accordance with Massachusetts law.

3	.	All of the prescribed corporate procedures for the issuance of the Policies have been followed, and all applicable state laws have been complied with.

I hereby consent to the use of this opinion as an exhibit to this Post-Effective Amendment.

Very truly yours,

/s/ Holly M. Sena
Holly M. Sena, Esq.
Counsel